EXHIBIT 99.1


Bonso Electronics Reports First Half and Second Quarter Results

HONG KONG, Nov. 18 - Bonso Electronics International, Inc (Nasdaq: BNSO - News) a designer and manufacturer of sensor based and communications products, today announced financial results for the three and six month periods ended 30 September 2005.

The company reported that net sales for the three month period ended 30 September 2005 was $15,962,000 or 17.5% below the same period last year. Net income was $244,000 or $0.04 per share (diluted). Net income was 69% below the same period last year.

Net sales for the six month period ended 30 September 2005 was $34,112,000, which was 8.8% below the same period last year. Net income for the six month period ended 30 September was $891,000 or $0.16 per share (diluted), a decrease of 39.8% when compared to the net income in the same period last year.

Mr. George O'Leary, President and CEO stated: "As predicted last quarter, sales of our communications products continued to be soft in the second quarter. Sales of our sensor based products also decreased slightly during the second quarter. We believe that the sensor based and communications markets we serve are large and we are actively seeking to secure additional business from existing and new customers."

Mr. O'Leary said further: "Throughout the first six months of fiscal 2006, we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the second quarter is over $10 million ($1.79 per share). We are continuing to invest in expansion of our plant and equipment. We have many opportunities to exploit, and we have the financial resources to implement the initiatives we choose. With no sizable debt and a strong balance sheet, we never stop investing in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. Business challenges notwithstanding, we remain confident in the overall strategy we are implementing and we look forward with optimism and confidence to opportunities ahead of us."

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.


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                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                      Three months ended       Six months ended
                                            Sept 30                Sept 30
                                       2005        2004        2005        2004

Net sales                             15,962      19,356      34,112      37,397
Cost of sales                        -12,840     -15,799     -27,380     -30,220

Gross margin                           3,122       3,557       6,732       7,177

Selling expenses                         492         592       1,107       1,291
Salaries and related costs             1,375       1,261       2,743       2,513
Research and development
 expenses                                164         114         272         204
Administration and general
 expenses                                875         919       1,616       1,591
Amortization of Brand Name                50          53         100         106

Income from operations                   166         618         894       1,472
Interest Income                           31          50          86          93
Other income                             172         267         255         307
Interest Expenses                        -83        -193        -220        -400
Foreign exchange (Loss) /
 gains                                   -82          -8        -119         -59

Income before income taxes and
 minority interest                       204         734         896       1,413
Income tax expense                        40         -13          -5         -23

Net income before minority
 interest                                244         721         891       1,390
Minority interests                      --            66        --            90

Net income                               244         787         891       1,480

Earnings per share
 Diluted                                0.04        0.13        0.16        0.25

Adjusted weighted average
 shares                            5,759,135   5,945,411   5,759,135   5,945,411

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                       30-Sep           31-Mar
                                                        2005             2005
                                                     (Unaudited)      (Audited)
Assets

Current assets
 Cash and cash equivalents                            10,130,362       9,707,588
 Restricted cash deposits                                  5,050           4,848
 Trade receivables, net                               13,042,651      10,585,968
 Inventories, net                                     14,216,769      11,402,239
Tax recoverable                                          511,760         486,618
 Deferred income tax assets - current                     52,057          52,057
 Other receivables, deposits and
  prepayments                                          1,986,855       1,450,322

 Total current assets                                 39,945,504      33,689,640

Deposits                                                  72,788          72,789
Long term investment                                     500,000         500,000
Deferred income tax assets - non
 current                                                  32,213          46,849
Goodwill                                               1,100,962       1,100,962
Brand name and other intangible
 assets, net                                           2,640,528       2,740,530

Property, plant and equipment                         13,515,850      14,311,986


 Total assets                                         57,807,845      52,462,756

Liabilities and shareholders' equity

Current liabilities
Bank Overdraft                                           430,626         281,085
 Notes payable                                         7,354,257       3,744,726
 Accounts payable                                      7,543,092       6,938,578
 Accrued charges and deposits                          2,026,326       1,978,222

 Short-term loans                                      5,587,672       4,742,685
 Current portion of long-term debt
  and capital lease obligations                          264,892         633,887

 Total current liabilities                            23,206,865      18,319,183

Long-term debt and capital lease
 obligations, net of current
 maturities                                              375,865         167,735
Deferred income tax                                       43,994          43,856


Shareholders' equity

Preferred stock par value $0.01 per
 share
- authorized shares - 10,000,000
- issued and outstanding shares :
  March & September-0                                       --              --
  Common stock par value $0.003 per
  share
  - authorized shares - 23,333,334
- issued and outstanding shares :
  March 2005 - 5,577,639                                  16,729          16,729
   September 2005 - 5,577,639
 Additional paid-in capital                           21,764,788      21,764,788
 Retained earnings                                    11,640,318      11,307,642
 Accumulated other comprehensive
  income                                                 759,286         842,823

                                                      34,181,121      33,931,982
Total liabilities and shareholders'
 equity                                               57,807,845      52,462,756

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.



    For more information about Bonso, please contact:

     In US - George O'Leary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong - Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724


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Source: Bonso Electronics International, Inc